

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Robert Alpert
Co-Chief Executive Officer
P10, Inc.
4514 Cole Avenue, Suite 1600
Dallas, Texas 75205

> **Re: P10, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **October 12, 2021**
> **File No. 333-259823**

Dear Mr. Alpert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Principal and Selling Stockholders, page 165

1. Please revise to identify which stockholders are the selling stockholders for the 8,500,000 shares of Class A common stock being offered by selling stockholders, as well as the overallotment amount. We note for instance, at page 19, under "The Offering," the disclosure that there are zero shares of Class A common stock outstanding immediately prior to this offering and there does not appear to be any number of shares listed in the column of Class A Common Stock Beneficially Owned in the selling stockholder table.

Exhibit Index, page iii

2. We note your disclosure in your registration statement that the exclusive forum provision

in your amended and restated certificate of incorporation does not apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In this regard, we note that Article XIII of your Form of Amended and Restated Certificate of Incorporation of P10, Inc., filed as Exhibit 3.1 to your registration statement, is silent as to whether the provision applies to actions arising under the Exchange Act.

 You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance